Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

November 2011

AEGON N.V.

AEGONplein 50

2591 TV THE HAGUE

The Netherlands

AEGON’s condensed consolidated interim financial statements Q3 2011, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: November 10, 2011	By	/s/ E. Lagendijk
E. Lagendijk
Executive Vice President and General Counsel

THE HAGUE, NOVEMBER 10, 2011

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Q3 2011

LIFE INSURANCE | PENSIONS | ASSET MANAGEMENT

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CONDENSED CONSOLIDATED INCOME STATEMENT

EUR millions (except per share data)	Notes	Q3 2011	Q3 2010	Ytd 2011	Ytd 2010

Premium income	4	4,306	4,893	15,084	16,320
Investment income	5	1,914	2,352	6,124	6,730
Fee and commission income	6	96	427	984	1,268
Other revenues		1	2	5	3
Total revenues		6,317	7,674	22,197	24,321
Income from reinsurance ceded	7	976	488	1,883	1,394
Results from financial transactions	8	(8,105)	10,140	(6,060)	11,454
Other income	9	-	-	34	34
Total income		(812)	18,302	18,054	37,203

Benefits and expenses	10	(1,053)	17,393	16,565	34,833
Impairment charges / (reversals)	11	137	108	307	384
Interest charges and related fees		133	136	361	331
Other charges	12	(5)	7	16	123
Total charges		(788)	17,644	17,249	35,671

Share in net result of associates		8	11	25	30
Income / (loss) before tax		(16)	669	830	1,562
Income tax (expense) / benefit		76	(12)	(39)	(120)
Net income / (loss)		60	657	791	1,442

Net income / (loss) attributable to:
Equity holders of AEGON N.V.		60	657	790	1,441
Non-controlling interests		-	-	1	1

Earnings and dividend per share (EUR per share)
Earnings per share [1]		0.01	0.32	(0.08)	0.67
Earnings per share, excluding premium on convertible core capital securities		0.01	0.35	0.33	0.70
Diluted earnings per share [1,2]		0.01	0.32	(0.08)	0.67

Earnings per share after potential attribution to convertible core capital securities [1,3]		-	0.30	-	0.62
Diluted earnings per share after conversion of convertible core capital securities [1,2]		-	0.28	-	0.55

Dividend per common share		-	-	-	-

Net income / (loss) per common share calculation
Net income / (loss)		60	657	790	1,441
Preferred dividend		-	-	(59)	(90)
Coupons on perpetuals		(45)	(46)	(132)	(142)
Coupons and premium on convertible core capital securities		-	(63)	(750)	(63)
Earnings attributable to common shareholders		15	548	(151)	1,146
Potential coupon on convertible core capital securities		-	(32)	-	(95)
Earnings after potential attribution to convertible core capital securities		15	516	(151)	1,051

Weighted average number of common shares outstanding		1,880	1,707	1,842	1,707
Weighted average number of common shares outstanding, after conversion of convertible core capital securities		-	2,165	-	2,193

1 After deduction of preferred dividend, coupons on perpetuals and coupons and premium on core capital securities.

2 The potential conversion of the convertible core capital securities is taken into account in the calculation of diluted earnings per share if this would have a dilutive effect (i.e. diluted earnings per share would be lower than the earnings after potential attribution to convertible core capital securities).

3 Reflect basic earnings per share. For Q3 2011, basic earnings per share is EUR 0.01

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CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
EUR millions	Q3 2011	Q3 2010	Ytd 2011	Ytd 2010

Net income / (loss)	60	657	791	1,442

Other comprehensive income:
Gains / (losses) on revaluation of available-for-sale investments	1,483	2,724	1,848	6,001
(Gains) / losses transferred to the income statement on disposal and impairment of available-for-sale investments	(119)	(93)	(338)	(235)
Changes in revaluation reserve real estate held for own use	3	(2)	3	4
Changes in cash flow hedging reserve	910	(66)	907	253
Movement in foreign currency translation and net foreign investment hedging reserve	1,032	(1,511)	(141)	723
Equity movements of associates	(1)	2	(8)	10
Disposal of group assets	-	-	-	(22)
Aggregate tax effect of items recognized in other comprehensive income	(734)	(748)	(790)	(1,985)
Other	10	(4)	4	(11)
Other comprehensive income for the period	2,584	302	1,485	4,738
Total comprehensive income	2,644	959	2,276	6,180

Total comprehensive income attributable to:
Equity holders of AEGON N.V.	2,643	961	2,275	6,179
Non-controlling interests	1	(2)	1	1

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CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
		Sept. 30, 2011	Dec. 31, 2010
EUR millions	Notes

ASSETS
Intangible assets	13	3,564	4,359
Investments	14	143,006	143,188
Investments for account of policyholders	15	139,599	146,237
Derivatives	16	14,483	6,251
Investments in associates		747	733
Reinsurance assets	17	8,497	5,580
Deferred expenses and rebates	18	11,204	11,948
Other assets and receivables		9,399	8,776
Cash and cash equivalents		7,322	5,231
Total assets		337,821	332,303

EQUITY AND LIABILITIES
Shareholders’ equity		19,443	17,210
Convertible core capital securities	20	-	1,500
Other equity instruments		4,716	4,704
Issued capital and reserves attributable to equity holders of AEGON N.V.		24,159	23,414
Non-controlling interests		12	11
Group equity		24,171	23,425

Trust pass-through securities		154	143
Subordinated borrowings		18	-
Insurance contracts		102,765	100,506
Insurance contracts for account of policyholders		74,934	77,650
Investment contracts		20,904	23,237
Investment contracts for account of policyholders		66,816	69,527
Derivatives	16	12,112	5,971
Borrowings	21	9,811	8,518
Other liabilities		26,136	23,326
Total liabilities		313,650	308,878

Total equity and liabilities		337,821	332,303

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CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
EUR millions	Share capital [1]	Retained earnings	Revaluation reserves	Other reserves	Convertible core capital securities	Other equity instruments	Issued capital and reserves [2]	Non- controlling interests	Total
Nine months ended September 30, 2011
At beginning of year	8,184	9,421	958	(1,353)	1,500	4,704	23,414	11	23,425
Net income recognized in the income statement	-	790	-	-	-	-	790	1	791
Other comprehensive income:
Gains / (losses) on revaluation of available-for-sale investments	-	-	1,848	-	-	-	1,848	-	1,848
(Gains) / losses transferred to income statement on disposal and impairment of available-for-sale investments	-	-	(338)	-	-	-	(338)	-	(338)
Changes in revaluation reserve real estate held for own use	-	-	3	-	-	-	3	-	3
Changes in cash flow hedging reserve	-	-	907	-	-	-	907	-	907
Movement in foreign currency translation and net foreign investment hedging reserves	-	-	-	(141)	-	-	(141)	-	(141)
Equity movements of associates	-	-	-	(8)	-	-	(8)	-	(8)
Aggregate tax effect of items recognized in other comprehensive income	-	-	(793)	3	-	-	(790)	-	(790)
Other	-	4	-	-	-	-	4	-	4
Total other comprehensive income	-	4	1,627	(146)	-	-	1,485	-	1,485
Total comprehensive income for 2011	-	794	1,627	(146)	-	-	2,275	1	2,276
Shares issued	913	-	-	-	-	-	913	-	913
Repurchase of convertible core capital securities	-	-	-	-	(1,500)	-	(1,500)	-	(1,500)
Preferred dividend	-	(59)	-	-	-	-	(59)	-	(59)
Coupons on perpetuals	-	(132)	-	-	-	-	(132)	-	(132)
Coupons and premium on convertible core capital securities	-	(750)	-	-	-	-	(750)	-	(750)
Share options and incentive plans	-	-	-	-	-	12	12	-	12
Other	-	(14)	-	-	-	-	(14)	-	(14)
At end of period	9,097	9,260	2,585	(1,499)	-	4,716	24,159	12	24,171
Nine months ended September 30, 2010
At beginning of year	8,184	7,995	(1,709)	(2,306)	2,000	4,709	18,873	10	18,883
Net income / (loss) recognized in the income statement	-	1,441	-	-	-	-	1,441	1	1,442

Other comprehensive income:
Gains / (losses) on revaluation of available-for-sale investments	-	-	6,001	-	-	-	6,001	-	6,001
(Gains) / losses transferred to income statement on disposal and impairment of available-for-sale investments	-	-	(235)	-	-	-	(235)	-	(235)
Changes in revaluation reserve real estate held for own use	-	-	4	-	-	-	4	-	4
Changes in cash flow hedging reserve	-	-	253	-	-	-	253	-	253
Movement in foreign currency translation and net foreign investment hedging reserves	-	-	-	723	-	-	723	-	723
Equity movements of associates	-	-	-	10	-	-	10	-	10
Disposal of group assets	-	-	(22)	-	-	-	(22)	-	(22)
Aggregate tax effect of items recognized in other comprehensive income	-	-	(1,956)	(29)	-	-	(1,985)	-	(1,985)
Other	-	(11)	-	-	-	-	(11)	-	(11)
Total other comprehensive income	-	(11)	4,045	704	-	-	4,738	-	4,738
Total comprehensive income / (loss) for 2010	-	1,430	4,045	704	-	-	6,179	1	6,180
Shares issued	-	-	-	-	-	-	-	-	-
Repayment convertible core capital securities	-	-	-	-	(500)	-	(500)	-	(500)
Preferred dividend	-	(90)	-	-	-	-	(90)	-	(90)
Coupons on perpetual securities	-	(142)	-	-	-	-	(142)	-	(142)
Coupons and premium on convertible core capital securities	-	(63)	-	-	-	-	(63)	-	(63)
Share options and incentive plans	-	-	-	-	-	(6)	(6)	-	(6)
At end of period	8,184	9,130	2,336	(1,602)	1,500	4,703	24,251	11	24,262

1 For a breakdown of share capital please refer to note 18.

2 Issued capital and reserves attributable to equity holders of AEGON N.V.

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CONDENSED CONSOLIDATED CASH FLOW STATEMENT
EUR millions	Ytd 2011	Ytd 2010

Cash flow from operating activities	1,795	3,100

Purchases and disposals of intangible assets	(11)	(14)
Purchases and disposals of equipment and other assets	(39)	(76)
Purchases, disposals and dividends of subsidiaries and associates	620	(184)
Cash flow from investing activities	570	(274)

Issuance and purchase of share capital	913	-
Dividends paid	(59)	(90)
Issuances, repurchases and coupons of convertible core capital securities	(2,250)	(563)
Issuances, repurchases and coupons of perpetuals	(176)	(190)
Issuances and repayments on borrowings	1,241	1,362
Cash flow from financing activities	(331)	519

Net increase / (decrease) in cash and cash equivalents	2,034	3,345
Net cash and cash equivalents at January 1	5,174	4,013
Effects of changes in exchange rate	12	44
Net cash and cash equivalents at end of period	7,220	7,402
	Sept. 30,	Sept. 30,
	2011	2010
Cash and cash equivalents	7,322	7,778
Bank overdrafts	(102)	(376)
Net cash and cash equivalents	7,220	7,402

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Notes to the condensed consolidated interim financial statements

Amounts in EUR millions, unless otherwise stated

1. Basis of presentation

The condensed consolidated interim financial statements as at, and for the third quarter ended, September 30, 2011, have been prepared in accordance with IAS 34 ‘Interim financial reporting’ as adopted by the European Union (EU) as issued by the International Accounting Standards Board (IASB). It does not include all of the information required for a full set of financial statements prepared in accordance with IFRS and should therefore be read together with the 2010 consolidated financial statements of AEGON N.V. as included in AEGON’s Annual Report for 2010. AEGON’s Annual Report for 2010 is available on its website (www.aegon.com).

The condensed consolidated interim financial statements have been prepared in accordance with the historical cost convention as modified by the revaluation of investment properties and those financial instruments (including derivatives) and financial liabilities that have been measured at fair value. The condensed consolidated interim financial statements were approved by the Executive Board on November 9, 2011.

The published figures in these condensed consolidated interim financial statements are unaudited.

2. Significant accounting policies

All accounting policies and methods of computation applied in the condensed consolidated interim financial statements are the same as those applied in the 2010 consolidated financial statements, which were prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board as adopted by the European Union.

Taxes on income for the first nine months of 2011 interim period are accrued using the tax rate that would be applicable to expected total annual earnings.

The following standards, interpretations, amendments to standards and interpretations became effective in 2011:

¿	Amendment to IAS 24 - Related party disclosures.

¿	Amendment to IFRS 1 - First time adoption.

¿	Amendment to IFRIC 14 - Prepayments of a minimum funding requirement.

¿	Amendment to IAS 32 - Classification of Rights Issues.

¿	IFRIC 19 - Extinguishing financial liabilities with equity instruments.

¿	Improvements to IFRS (2010).

None of these new or revised standards and interpretations had a significant effect on the condensed consolidated interim financial statements for the period ended September 30, 2011.

AEGON has not early adopted any other standards, interpretations or amendments, which have been issued but are not yet effective.

Critical accounting estimates

Certain amounts recorded in the condensed consolidated interim financial statements reflect estimates and assumptions made by management. Actual results may differ from the estimates made.

Assumptions changes

A change in long term economic assumptions related to lower interest rates in the United States had a negative impact on earnings of EUR 169 million reflecting DAC write-off and reserve strenghtening. AEGON has lowered its long term assumption for 10 year US Treasury yields by 50 bps to 4.75% (graded uniformly from current yields over the next five years) and lowered the 90 day rate to 0.2% for the next two years followed by a three year grade to 3%. In addition, AEGON has lowered its assumed return for separate account bond fund returns by 200 bps to 4% over the next five years, followed by a return of 6% thereafter. The bond fund return is a gross assumption from which asset management and policy fees are deducted to determine the policyholder return.

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Exchange rates

The following exchange rates are applied for the condensed consolidated interim financial statements: Income statement items: average rate 1 EUR = USD 1.4056 (2010: USD 1.3154); 1 EUR = GBP 0.8702 (2010: GBP 0.8572). Balance sheet items: closing rate 1 EUR = USD 1.3417 (2010: USD 1.3362); 1 EUR = GBP 0.8613 (2010: GBP 0.8608).

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3. Segment information

3.1 Income statement

Three months ended September 30, 2011

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Non-IFRS Total	Associates eliminations	Total IFRS based
Three months ended September 30, 2011

Underlying earnings before tax geographically	310	68	9	43	(72)	3	361	(1)	360
Fair value items	(275)	25	(8)	(16)	(14)	-	(288)	-	(288)
Realized gains / (losses) on investments	40	59	3	-	-	-	102	-	102
Impairment charges	(85)	(5)	(22)	(29)	-	-	(141)	1	(140)
Impairment reversals	9	-	-	-	-	-	9	-	9
Other income / (charges)	4	(61)	5	(2)	-	-	(54)	-	(54)
Run-off businesses	(5)	-	-	-	-	-	(5)	-	(5)
Income before tax	(2)	86	(13)	(4)	(86)	3	(16)	-	(16)
Income tax (expense) / benefit	72	(23)	13	(9)	23	-	76	-	76
Net income	70	63	-	(13)	(63)	3	60	-	60
Inter-segment underlying earnings	(28)	(23)	(18)	58	11

Revenues
Life insurance gross premiums	1,523	480	1,474	285	-	-	3,762	(87)	3,675
Accident and health insurance	442	37	-	15	-	-	494	-	494
General insurance	-	99	-	38	-	-	137	-	137
Total gross premiums	1,965	616	1,474	338	-	-	4,393	(87)	4,306
Investment income	878	526	458	64	68	(66)	1,928	(14)	1,914
Fee and commission income	(76)	77	35	111	-	(51)	96	-	96
Other revenues	-	-	-	1	-	-	1	-	1
Total revenues	2,767	1,219	1,967	514	68	(117)	6,418	(101)	6,317
Inter-segment revenues	1	-	1	51	64

Three months ended September 30, 2010

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Non-IFRS Total	Associates eliminations	Total IFRS based
Three months ended September 30, 2010

Underlying earnings before tax geographically	355	97	28	55	(82)	(1)	452	(3)	449
Fair value items	87	184	2	(9)	(60)	-	204	-	204
Realized gains / (losses) on investments	92	35	-	2	-	-	129	-	129
Impairment charges	(102)	(4)	(3)	-	-	-	(109)	-	(109)
Impairment reversals	17	-	-	-	-	-	17	-	17
Other income / (charges)	(1)	-	15	(5)	(23)	-	(14)	-	(14)
Run-off businesses	(7)	-	-	-	-	-	(7)	-	(7)
Income before tax	441	312	42	43	(165)	(1)	672	(3)	669
Income tax (expense) / benefit	39	(75)	11	(13)	23	-	(15)	3	(12)
Net income	480	237	53	30	(142)	(1)	657	-	657
Inter-segment underlying earnings	(38)	(3)	(17)	51	7

Revenues
Life insurance gross premiums	1,850	400	1,796	294	-	-	4,340	(99)	4,241
Accident and health insurance	467	34	-	14	-	-	515	-	515
General insurance	-	98	-	39	-	-	137	-	137
Total gross premiums	2,317	532	1,796	347	-	-	4,992	(99)	4,893
Investment income	1,072	526	713	60	62	(62)	2,371	(19)	2,352
Fee and commission income	236	83	42	117	-	(51)	427	-	427
Other revenues	-	-	-	1	1	-	2	-	2
Total revenues	3,625	1,141	2,551	525	63	(113)	7,792	(118)	7,674
Inter-segment revenues	-	1	-	52	60

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Nine months ended September 30, 2011

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Non-IFRS Total	Associates eliminations	Total IFRS based
Nine months ended September 30, 2011

Underlying earnings before tax geographically	982	223	31	159	(222)	3	1,176	(9)	1,167
Fair value items	(339)	(33)	(9)	(19)	4	-	(396)	-	(396)
Realized gains / (losses) on investments	116	236	43	2	-	-	397	-	397
Impairment charges	(237)	(11)	(62)	(35)	-	-	(345)	2	(343)
Impairment reversals	50	1	-	-	-	-	51	-	51
Other income / (charges)	1	(80)	-	6	-	-	(73)	-	(73)
Run-off businesses	27	-	-	-	-	-	27	-	27
Income before tax	600	336	3	113	(218)	3	837	(7)	830
Income tax (expense) / benefit	(30)	(65)	33	(45)	61	-	(46)	7	(39)
Net income	570	271	36	68	(157)	3	791	-	791
Inter-segment underlying earnings	(93)	(43)	(52)	169	19

Revenues
Life insurance gross premiums	4,589	2,834	4,984	953	-	-	13,360	(312)	13,048
Accident and health insurance	1,317	186	-	60	-	-	1,563	(1)	1,562
General insurance	-	358	-	116	-	-	474	-	474
Total gross premiums	5,906	3,378	4,984	1,129	-	-	15,397	(313)	15,084
Investment income	2,728	1,595	1,666	183	200	(195)	6,177	(53)	6,124
Fee and commission income	443	251	108	344	-	(162)	984	-	984
Other revenues	1	-	-	2	2	-	5	-	5
Total revenues	9,078	5,224	6,758	1,658	202	(357)	22,563	(366)	22,197
Inter-segment revenues	4	1	2	162	188

Nine months ended September 30, 2010

EUR millions	Americas	The Netherlands	United Kingdom	New Markets	Holding and other activities	Eliminations	Non-IFRS Total	Associates eliminations	Total IFRS based
Nine months ended September 30, 2010

Underlying earnings before tax geographically	1,090	298	78	141	(226)	-	1,381	(6)	1,375
Fair value items	(32)	343	(9)	(10)	(101)	-	191	-	191
Realized gains / (losses) on investments	133	154	6	13	97	-	403	(2)	401
Impairment charges	(349)	(16)	(15)	(11)	-	-	(391)	-	(391)
Impairment reversals	64	5	3	-	-	-	72	-	72
Other income / (charges)	(106)	33	61	(16)	(23)	-	(51)	-	(51)
Run-off businesses	(35)	-	-	-	-	-	(35)	-	(35)
Income before tax	765	817	124	117	(253)	-	1,570	(8)	1,562
Income tax (expense) / benefit	71	(187)	(21)	(35)	44	-	(128)	8	(120)
Net income	836	630	103	82	(209)	-	1,442	-	1,442
Inter-segment underlying earnings	(114)	(31)	(49)	178	16

Revenues
Life insurance gross premiums	5,170	2,669	5,751	939	-	-	14,529	(302)	14,227
Accident and health insurance	1,385	174	-	54	-	-	1,613	(1)	1,612
General insurance	-	357	-	124	-	-	481	-	481
Total gross premiums	6,555	3,200	5,751	1,117	-	-	16,623	(303)	16,320
Investment income	3,086	1,631	1,869	176	222	(200)	6,784	(54)	6,730
Fee and commission income	720	259	121	344	-	(176)	1,268	-	1,268
Other revenues	1	-	-	2	1	-	4	(1)	3
Total revenues	10,362	5,090	7,741	1,639	223	(376)	24,679	(358)	24,321
Inter-segment revenues	-	1	2	177	196

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Non-IFRS measures

This report includes the non-IFRS financial measure: underlying earnings before tax. The reconciliation of this measure to the most comparable IFRS measure is presented in the tables in this note. This non-IFRS measure is calculated by consolidating on a proportionate basis the revenues and expenses of our associated companies in Spain, India, Brazil and Mexico. AEGON believes that its non-IFRS measure provides meaningful information about the underlying operating results of our business including insight into the financial measures that senior management uses in managing the business.

Among other things our senior management is compensated based in part on AEGON’s results against targets using the non-IFRS measure presented here. While many other insurers in our peer group present substantially similar non-IFRS measures, the non-IFRS measure presented in this document may nevertheless differ from the non-IFRS measures presented by other insurers. There is no standardized meaning to these measures under IFRS or any other recognized set of accounting standards and readers are cautioned to consider carefully the different ways in which AEGON and its peers present similar information before comparing them.

AEGON believes the non-IFRS measure shown herein, when read together with our reported IFRS financial statements, provides meaningful supplemental information for the investing public to evaluate AEGON’s business after eliminating the impact of current IFRS accounting policies for financial instruments and insurance contracts, which embed a number of accounting policy alternatives that companies may select in presenting their results (i.e. companies can use different local GAAPs) and that can make the comparability from period to period difficult.

Underlying earnings

Certain assets held by AEGON Americas, AEGON The Netherlands and AEGON UK are carried at fair value and managed on a total return basis, with no offsetting changes in the valuation of related liabilities. These include assets such as investments in hedge funds, private equities, real estate limited partnerships, convertible bonds and structured products. Underlying earnings exclude any over-

or underperformance compared to management’s long-term expected return on assets. Based on current holdings and asset returns, the long-term expected return on an annual basis is 8-10%, depending on asset class, including cash income and market value changes. The expected earnings from these asset classes are net of deferred policy acquisition costs (DPAC) where applicable.

In addition, certain products offered by AEGON Americas contain guarantees and are reported on a fair value basis, including the segregated funds offered by AEGON Canada and the total return annuities and guarantees on variable annuities of AEGON USA. The earnings on these products are impacted by movements in equity markets and risk free interest rates. Short-term developments in the financial markets may therefore cause volatility in earnings. Included in underlying earnings is a long-term expected return on these products and excluded is any over- or underperformance compared to management’s expected return. The fair value movements of certain guarantees and the fair value change of derivatives that hedge certain risks on these guarantees of AEGON The Netherlands and Variable Annuities Europe (included in New Markets) are excluded from underlying earnings, the long-term expected return for these guarantees is set at zero.

Holding and other activities include certain issued bonds that are held at fair value through profit or loss. The interest rate risk on these bonds is hedged using swaps. The fair value movement resulting from changes in AEGON’s credit spread used in the valuation of these bonds are excluded from underlying earnings and reported under fair value items.

Fair value items

Fair value items include the over- or underperformance of investments and guarantees held at fair value for which the expected long-term return is included in underlying earnings. Changes to these long-term return assumptions are also included in the fair value items.

In addition, hedge ineffectiveness on hedge transactions, fair value changes on economic hedges without natural offset in earnings and for which no hedge accounting is applied and fair value movements on real estate are included under fair value items.

page 11	Local knowledge. Global power.	Unaudited

Realized gains or losses on investments

Includes realized gains and losses on available-for-sale investments, mortgage loans and loan portfolios.

Impairment charges / reversals

Includes impairments and reversals on available-for-sale debt securities and impairments on shares including the effect of deferred policyholder acquisition costs, mortgage loans and loan portfolios on amortized cost and associates respectively.

Other income or charges

Other income or charges is used to report any items which cannot be directly allocated to a specific line of business. Also items that are outside the normal course of business are included under this heading.

Other charges include restructuring charges that are considered other charges for segment reporting purposes because they are outside the normal course of business. In the condensed consolidated income statement, these charges are included in operating expenses.

Run-off businesses

Includes underlying results of business units where management has decided to exit the market and to run–off the existing block of business. Currently, this line includes the run-off of the institutional spread-based business, structured settlements blocks of business, Bank-Owned and Corporate-Owned Life Insurance (BOLI/COLI) business and life reinsurance business in the United States. AEGON has other blocks of business for which sales have been discontinued and of which the earnings are included in underlying earnings.

On April 26, 2011, AEGON publicly announced the decision of its Executive Board to divest its life reinsurance activities, Transamerica Reinsurance, to SCOR. These activities are no longer reported in underlying earnings but are reflected in the run-off businesses line in the segment reporting (both in 2011 and in 2010). More details on this transaction are given in note 23.

Also, in December 2010, AEGON publicly announced the decision of its Executive Board to discontinue new sales of executive non-qualified benefit plans and related Bank-Owned and Corporate-Owned Life Insurance (BOLI/COLI) business in the United States. Earnings from the BOLI/COLI business are no longer reported in underlying earnings but reflected in the run-off businesses line in the segment reporting (both in 2011 and 2010).

The comparative figures, affecting the Americas segment, regarding the underlying earnings and the run-off businesses have been revised as follows:

	Reported	Reclassification		Revised
EUR millions		BOLI/COLI	Reinsurance
Three months ended September 30, 2010

Underlying earnings before tax geographically	470	(17)	(4)	449
Fair value items	204			204
Realized gains / (losses) on investments	129			129
Impairment charges	(109)			(109)
Impairment reversals	17			17
Other income / (charges)	(14)			(14)
Run-off businesses	(28)	17	4	(7)
Income before tax	669			669
Income tax (expense) / benefit	(12)			(12)
Net income	657			657

	Reported	Reclassification		Revised
EUR millions		BOLI/COLI	Reinsurance
Nine months ended September 30, 2010

Underlying earnings before tax geographically	1,477	(42)	(60)	1,375
Fair value items	191			191
Realized gains / (losses) on investments	401			401
Impairment charges	(391)			(391)
Impairment reversals	72			72
Other income / (charges)	(51)			(51)
Run-off businesses	(137)	42	60	(35)
Income before tax	1,562			1,562
Income tax (expense) / benefit	(120)			(120)
Net income	1,442			1,442

Share in earnings of associates

Earnings from the Company’s associates in insurance companies in Spain, India, Brazil and Mexico are reported on an underlying earnings basis. Other associates are included on a net income basis.

Unaudited	page 12

3.2 Investments geographically

At September 30, 2011

						amounts in million EUR (unless otherwise stated)
Americas USD	United Kingdom GBP	At September 30, 2011	Americas	The Netherlands	United Kingdom	New Markets	Holding & other activities	Eliminations	Total EUR
		Investments
1,486	41	Shares	1,108	578	48	69	10	(2)	1,811
88,366	8,119	Debt securities	65,861	16,921	9,427	2,589	-	-	94,798
13,822	7	Loans	10,302	18,786	8	640	-	-	29,736
17,971	-	Other financial assets	13,394	41	-	56	405	-	13,896
1,000	-	Investments in real estate	745	2,020	-	-	-	-	2,765
122,645	8,167	Investments general account	91,410	38,346	9,483	3,354	415	(2)	143,006
-	21,660	Shares	-	7,019	25,148	3,306	-	(4)	35,469
-	13,055	Debt securities	-	15,102	15,157	266	-	-	30,525
76,217	6,615	Separate accounts and investment funds	56,806	-	7,680	1,054	-	-	65,540
-	4,143	Other financial assets	-	625	4,810	1,503	-	-	6,938
-	971	Investments in real estate	-	-	1,127	-	-	-	1,127
76,217	46,444	Investments for account of policyholders	56,806	22,746	53,922	6,129	-	(4)	139,599

198,862	54,611	Investments on balance sheet	148,216	61,092	63,405	9,483	415	(6)	282,605
116,500	-	Off balance sheet investments third parties	86,830	-	-	34,819	-	-	121,649
315,362	54,611	Total revenue generating investments	235,046	61,092	63,405	44,302	415	(6)	404,254
		Investments
102,054	8,114	Available-for-sale	76,063	17,365	9,421	2,437	24	-	105,310
13,822	7	Loans	10,302	18,786	8	640	-	-	29,736
-	-	Held-to-maturity	-	-	-	155	-	-	155
81,986	45,519	Financial assets at fair value through profit or loss	61,106	22,921	52,849	6,251	391	(6)	143,512
1,000	971	Investments in real estate	745	2,020	1,127	-	-	-	3,892
198,862	54,611	Total investments on balance sheet	148,216	61,092	63,405	9,483	415	(6)	282,605
101	8	Investments in associates	75	55	9	603	5	-	747
32,468	6,736	Other assets	24,200	18,072	7,821	1,956	33,804	(31,384)	54,469
231,431	61,355	Consolidated total assets	172,491	79,219	71,235	12,042	34,224	(31,390)	337,821

At December 31, 2010

						amounts in million EUR (unless otherwise stated)
Americas USD	United Kingdom GBP	At December 31, 2010	Americas	The Netherlands	United Kingdom	New Markets	Holding & other activities	Eliminations	Total EUR
		Investments
1,737	53	Shares	1,300	945	62	72	-	(3)	2,376
89,687	7,917	Debt securities	67,121	18,504	9,198	2,041	-	-	96,864
15,249	8	Loans	11,412	15,629	9	653	-	-	27,703
17,481	-	Other financial assets	13,083	40	-	45	293	-	13,461
974	-	Investments in real estate	729	2,055	-	-	-	-	2,784
125,128	7,978	Investments general account	93,645	37,173	9,269	2,811	293	(3)	143,188
-	25,470	Shares	-	8,087	29,589	3,139	-	(5)	40,810
-	13,573	Debt securities	-	14,435	15,768	223	-	-	30,426
79,308	6,393	Separate accounts and investment funds	59,353	-	7,427	1,309	-	-	68,089
-	3,250	Other financial assets	-	536	3,775	1,467	-	-	5,778
-	976	Investments in real estate	-	-	1,134	-	-	-	1,134
79,308	49,662	Investments for account of policyholders	59,353	23,058	57,693	6,138	-	(5)	146,237

204,436	57,640	Investments on balance sheet	152,998	60,231	66,962	8,949	293	(8)	289,425
115,297	-	Off balance sheet investments third parties	86,287	12,353	-	25,126	-	-	123,766
319,733	57,640	Total revenue generating investments	239,285	72,584	66,962	34,075	293	(8)	413,191
		Investments
102,792	7,899	Available-for-sale	76,929	19,261	9,177	1,879	4	-	107,250
15,249	8	Loans	11,412	15,629	9	653	-	-	27,703
-	-	Held-to-maturity	-	-	-	139	-	-	139
85,421	48,757	Financial assets at fair value through profit or loss	63,928	23,286	56,642	6,278	289	(8)	150,415
974	976	Investments in real estate	729	2,055	1,134	-	-	-	3,918
204,436	57,640	Total investments on balance sheet	152,998	60,231	66,962	8,949	293	(8)	289,425
114	8	Investments in associates	85	59	9	576	4	-	733
27,165	5,415	Other assets	20,331	11,626	6,290	1,703	30,824	(28,629)	42,145
231,715	63,063	Consolidated total assets	173,414	71,916	73,261	11,228	31,121	(28,637)	332,303

The decline in off balance sheet investments third parties in The Netherlands reflect a transfer of third party asset management operations from AEGON The Netherlands to AEGON Asset Management, included in New Markets.

page 13	Local knowledge. Global power.	Unaudited

4. Premium income and premium to reinsurers

EUR millions	Q3 2011	Q3 2010	Ytd 2011	Ytd 2010

Gross
Life	3,675	4,241	13,048	14,227
Non-Life	631	652	2,036	2,093
Total	4,306	4,893	15,084	16,320

Reinsurance
Life	1,409	394	2,151	1,092
Non-Life	104	93	272	262
Total	1,513	487	2,423	1,354

Reinsurance premiums increased mainly as a result of the increased external reinsurance premium following the divestment of the life reinsurance business, Transamerica Reinsurance, to SCOR. Refer to note 23 for more details.

5. Investment income

EUR millions	Q3 2011	Q3 2010	Ytd 2011	Ytd 2010

Interest income	1,816	2,166	5,438	6,100
Dividend income	58	143	559	500
Rental income	40	43	127	130
Total investment income	1,914	2,352	6,124	6,730

Investment income related to general account	1,426	1,616	4,329	4,757
Investment income for account of policyholders	488	736	1,795	1,973
Total	1,914	2,352	6,124	6,730

6. Fee and commission income

The decrease in Fee and commission income originates from a recapture fee paid as part of the divestment of the life reinsurance business of Transamerica Reinsurance, to SCOR. Refer to note 23 for more details on this transaction.

7. Income from reinsurance ceded

The increase in Income from reinsurance ceded is mainly the result of the increased income from external reinsurance following the divestment of the life reinsurance business, Transamerica Reinsurance, to SCOR. Refer to note 23 for more details on this transaction.

Unaudited	page 14

8. Results from financial transactions

EUR millions	Q3 2011	Q3 2010	Ytd 2011	Ytd 2010

Net fair value change of general account financial investments at FVTPL other than derivatives	(131)	129	26	149
Realized gains and losses on financial investments	200	163	581	498
Gains and (losses) on investments in real estate	(10)	(4)	(36)	(51)
Net fair value change of derivatives	1,507	1,226	906	2,583
Net fair value change on for account of policyholder financial assets at FVTPL	(9,672)	8,680	(7,534)	8,182
Net fair value change on investments in real estate for account of policyholders	2	16	13	88
Net foreign currency gains and (losses)	(2)	(21)	(11)	63
Net fair value change on borrowings and other financial liabilities	1	(49)	(9)	(58)
Realized gains and (losses) on repurchased debt	-	-	4	-
Total	(8,105)	10,140	(6,060)	11,454

Net fair value changes on for account of policyholder financial assets at fair value through profit and loss are offset by amounts in Claims and benefits reported in the Benefits and expenses line (note 10).

9. Other income

In 2011, other income mainly relates to a benefit related to a settlement of legal claims.

10. Benefits and expenses

EUR millions	Q3 2011	Q3 2010	Ytd 2011	Ytd 2010

Claims and Benefits	(1,977)	16,607	14,036	32,525
Employee expenses	513	546	1,567	1,613
Administration expenses	363	274	960	827
Deferred expenses	(347)	(415)	(1,105)	(1,219)
Amortization charges	395	381	1,107	1,087
Total	(1,053)	17,393	16,565	34,833

Claims and benefits includes the claims and benefits paid to policyholders, including claims and benefits in excess of account value for products for which deposit accounting is applied and the change in valuation of liabilities for insurance and investment contracts. Claims and benefits decreased significantly mainly as a result of changes in technical provisions resulting from fair value changes on for account of policyholder financial assets included in results from financial transactions (note 8).

Administration expenses includes total restructuring charges of EUR 88 milllion of which EUR 60 million is related to a restructuring of AEGON The Netherlands announced in the third quarter of 2011.

page 15	Local knowledge. Global power.	Unaudited

11. Impairment charges / (reversals)

EUR millions	Q3 2011	Q3 2010	Ytd 2011	Ytd 2010
Impairment charges / (reversals) comprise:
Impairment charges on financial assets, excluding receivables [1]	145	128	354	455
Impairment reversals on financial assets, excluding receivables [1]	(9)	(17)	(51)	(72)
Impairment charges / (reversals) on non-financial assets and receivables	1	(3)	4	1
Total	137	108	307	384

Impairment charges on financial assets, excluding receivables, from:
Shares	5	-	8	4
Debt securities and money market instruments	99	100	284	376
Loans	41	23	56	70
Other	-	5	6	5
Total	145	128	354	455

Impairment reversals on financial assets, excluding receivables, from:
Debt securities and money market instruments	(8)	(15)	(46)	(67)
Loans	(1)	(2)	(5)	(5)
Total	(9)	(17)	(51)	(72)

1 Impairment charges / (reversals) on financial assets, excluding receivables, are excluded from underlying earnings before tax for segment reporting (refer to note 3).

12. Other charges

Year to date other charges include an annual charge related to a bank tax charged by the Hungarian government of EUR 20 million.

This is partly offset by a reversal of previously incurred charges, resulting in an income in the third quarter of EUR 5 million.

13. Intangible assets

EUR millions	Sept. 30, 2011	Dec. 31, 2010

Goodwill	722	652
VOBA	2,389	3,221
Future servicing rights	409	444
Software	32	32
Other	12	10
Total intangible assets	3,564	4,359

The increase in goodwill is attributable to the acquisition of Caixa Sabadell offset slightly by foreign currency effects. The decrease in value of business acquired (VOBA) is mainly attributable to regular amortization and the impact of shadow accounting offset slightly by foreign currency effects.

Unaudited	page 16

14. Investments

	Sept. 30, 2011	Sept. 30, 2011	Sept. 30, 2011	Sept. 30, 2011	Sept. 30, 2011

EUR millions			Sept. 30, 2011		Dec. 31, 2010

Available-for-sale (AFS)			105,310		107,250
Loans			29,736		27,703
Held-to-maturity (HTM)			155		139
Financial assets at fair value through profit or loss (FVTPL)			5,040		5,312
Financial assets, excluding derivatives			140,241		140,404
Investments in real estate			2,765		2,784
Total investments for general account			143,006		143,188

Total financial assets, excluding derivatives

	AFS	FVTPL	HTM	Loans	Total

Shares	932	879	-	-	1,811
Debt securities	93,127	1,516	155	-	94,798
Money market and other short term investments	10,383	751	-	-	11,134
Mortgages	-	-	-	25,849	25,849
Private loans	-	-	-	845	845
Deposits with financial institutions	-	-	-	760	760
Policy loans	-	-	-	2,113	2,113
Receivables out of share lease agreements	-	-	-	20	20
Other	868	1,894	-	149	2,911
September 30, 2011	105,310	5,040	155	29,736	140,241

	AFS	FVTPL	HTM	Loans	Total

Shares	1,298	1,078	-	-	2,376
Debt securities	94,936	1,789	139	-	96,864
Money market and other short term investments	10,141	659	-	-	10,800
Mortgages	-	-	-	23,781	23,781
Private loans	-	-	-	829	829
Deposits with financial institutions	-	-	-	748	748
Policy loans	-	-	-	2,169	2,169
Receivables out of share lease agreements	-	-	-	25	25
Other	875	1,786	-	151	2,812
December 31, 2010	107,250	5,312	139	27,703	140,404

Government bond investments

Included in the available for sale debt securities and money market investments are EUR 1,181 million (December 31, 2010:

EUR 1,250 million) of exposures to the central governments of the European peripheral countries of Portugal, Italy, Ireland, Greece and Spain. The table on the next page provides the amortized cost and fair value of these exposures.

page 17	Local knowledge. Global power.	Unaudited

EXPOSURE TO CENTRAL GOVERNMENTS OF EUROPEAN PERIPHERAL COUNTRIES

EUR millions	Sept. 30, 2011		Dec. 31, 2010

	Amortized cost	Fair value	Amortized cost	Fair value

Portugal	14	9	33	32
Italy	74	65	114	112
Ireland	30	26	37	32
Greece	3	2	58	45
Spain	1,060	985	1,008	904
Total	1,181	1,087	1,250	1,125

15. Investments for account of policyholders

EUR millions	Sept. 30, 2011	Dec. 31, 2010

Shares	35,469	40,810
Debt securities	30,525	30,426
Money market and short-term investments	2,389	2,597
Deposits with financial institutions	3,893	2,630
Separate accounts and unconsolidated investment funds	65,540	68,089
Other	656	551
Total investments for account of policyholders at fair value through profit or loss, excluding derivatives	138,472	145,103
Investment in real estate	1,127	1,134
Total investments for account of policyholders	139,599	146,237

16. Derivatives

There have been no material changes in the composition of the derivative portfolio. The movement in derivative balances mainly result from changes in market conditions.

17. Reinsurance assets

The increase in Reinsurance assets is mainly the result of the increased activity in external reinsurance following the divestment of the life reinsurance business, Transamerica Reinsurance, to SCOR. Refer to note 23 for more details on this transaction.

Unaudited	page 18

18. Deferred expenses and rebates

EUR millions	Sept. 30, 2011	Dec. 31, 2010

DPAC for insurance contracts and investment contracts with discretionary participation features	10,601	11,340
Deferred transaction costs for investment management services	394	380
Unamortized interest rate rebates	209	228
Total deferred expenses and rebates	11,204	11,948

Deferred policy acquisition costs (DPAC) balances decreased, reflecting newly deferred expenses more than offset by changes in foreign currency exchange rates, disposal of business, the impact of shadow accounting and amortization.

19. Share capital

EUR millions	Sept. 30, 2011	Dec. 31, 2010

Share capital - par value	310	278
Share premium	8,787	7,906
Total share capital	9,097	8,184

Share capital - par value
Balance at January 1	278	278
Issuance	32	-
Balance	310	278

Share premium
Balance at January 1	7,906	7,906
Issuance	881	-
Balance	8,787	7,906

On March 1, 2011, AEGON issued 173,604,912 new common shares of AEGON N.V. with a par value of EUR 0.12. The shares were issued at a price of EUR 5.20 per share. The proceeds of EUR 903 million were used to fund part of the repurchase of the convertible core capital securities described in note 20.

The new shares have been listed on Euronext Amsterdam, the principal market for AEGON’s common shares.

On March 15, 2011, Vereniging AEGON exercised its option rights to purchase 41,042,000 class B preferred shares at par value of EUR 0.25 in order to avoid dilution of its voting rights following the issuance of 10% new common shares on March 1, 2011.

page 19	Local knowledge. Global power.	Unaudited

20. Convertible core capital securities

AEGON repurchased EUR 1.5 billion in principal amount of the original EUR 3 billion in convertible core capital securities from the Dutch State. The total payment to the Dutch State amounted to EUR 2,250 million of which EUR 1,500 million related to the repurchase of 375 million convertible core capital securities and EUR 750 million related to the premium attached to this repurchase. This repurchase was completed in two equal tranches on March 15 and June 15 respectively.

With these transactions AEGON has repurchased all of the EUR 3 billion convertible core capital securities issued to the Dutch State at the height of the financial crisis in 2008.

21. Borrowings

EUR millions	Sept. 30, 2011	Dec. 31, 2010
Debentures and other loans	9,077	7,743
Commercial paper	614	701
Short term deposits	18	17
Bank overdrafts	102	57
Total borrowings	9,811	8,518

On April 14, 2011, AEGON The Netherlands sold EUR 1.5 billion Class A residential mortgage backed securities (RMBS) to a broad group of institutional investors. These securities consist of two tranches:

¿	EUR 375 million of class A1 notes with an expected weighted average life of 1.9 years and priced at par with a coupon of three month Euribor plus 0.95%; and

¿	EUR 1,125 million of class A2 notes with an expected weighted average life of 4.9 years and priced at par with a coupon of three month Euribor plus 1.35%.

The securities were issued under the Dutch SAECURE program. The net proceeds where used to finance a part of the existing Dutch mortgage portfolio of AEGON The Netherlands.

Debentures and other loans increased due to the sale of these residential mortgage backed securities, partly offset by redemptions and negative impact of foreign currency exchange rates.

Included in Debentures and other loans is EUR 987 million relating to borrowings measured at fair value (2010: EUR 987 million).

Commercial paper, Short term deposits and Bank overdrafts vary with the normal course of business.

Unaudited	page 20

22. Commitments and contingencies

On July 26, 2011, the Amsterdam Court of Appeal, an intermediate appeals court, ruled with respect to a specific AEGON unit-linked product, the ‘Koersplan’-product.

The Amsterdam Court of Appeal accepted AEGON’s positions that Koersplan-products sold during the period 1989-1998 entailed an obligation on the part of customers to pay a premium for a death benefit. However, the Court ruled that AEGON should have more clearly informed its customers about the amount of premium which the company charged in relation to the embedded death benefit. AEGON acknowledges that its level of communication could have been better at the time and has subsequently taken steps to substantially improve its communications with customers as well as adjusting the amounts charged to Koersplan-customers.

In its decision, the Court ruled that customers are required to pay a reasonable premium. However, the Court went on to define what it considers to be a reasonable premium at a level below that charged by AEGON.

The Court based its decision on a single industry example, which AEGON believes is not representative. AEGON believes that, based on the arguments presented, the Court’s ruling was wrongly decided and, in October 2011, appealed the decision taken by the Amsterdam Court of Appeal to the Supreme Court in the Netherlands. However, if the Supreme Court were to confirm the decision taken by the Amsterdam Court of Appeal and the principles underlying such decision were applied to AEGON’s entire KoersPlan-portfolio (instead of solely to the holders of KoersPlan-products who are plaintiffs in the pending litigation), AEGON currently estimates the financial effect to be approximately EUR 150 million after tax.

The actual amount may vary based on uncertainties related to the application of any decision to individual customers, equity market fluctuations as well as interest rates movements. AEGON expects the Supreme Court to issue a decision during the second half of 2012.

Except for the before mentioned, there have been no material changes in contingent assets and liabilities as reported in the 2010 consolidated financial statements of AEGON.

23. Acquisitions / Divestments

Acquisitions

Effective July 1, 2011, AEGON entered into a Joint Venture contract with Unnim, the entity which was created by the merger of Caixa Terrassa, Caixa Sabadell and Caixa Manlleu. AEGON Spain is the sole insurance partner of Unnim to provide life and pension insurance products.

Divestments

On August 16, 2011, AEGON announced to sell its UK-based Guardian life and pension business for a total cash consideration of GBP 275 million to Cinven, a European private equity group. Guardian, which manages over 300,000 life insurance policies in the United Kingdom, has been closed to acquiring new business since 2001.

The transaction is expected to close in the fourth quarter of 2011 and is subject to regulatory approval. The book value of the Guardian business is expected to be an approximation of the sales price at the transaction date.

Underlying earnings before tax for Guardian life and pension totaled GBP 23 million in 2010. Gross written premiums for 2010 was GBP 129 million and net income for 2010 was GBP 26 million for the Guardian life and pension business.

On August 9, 2011, AEGON completed the previously announced divestment of its life reinsurance business, Transamerica Reinsurance, to SCOR. The divestment resulted in a total after-tax consideration of USD 1.4 billion, consisting of cash proceeds of USD 0.9 billion and capital release of USD 0.5 billion.

AEGON has retained certain blocks of business consisting primarily of variable annuity guarantee products with a book value of USD 0.4 billion.

page 21	Local knowledge. Global power.	Unaudited

The divestment of Transamerica Reinsurance consists of a series of reinsurance agreements between various statutory insurance entities and SCOR for the US domestic business. In addition, SCOR has acquired Transamerica International Reinsurance Ireland (TIRI), a company that includes reinsurance contracts that are assumed by AEGON US domestic companies which have been retroceded to TIRI, and has taken over the operational assets and systems of Transamerica Reinsurance.

The business residing in Transamerica International Reinsurance, Bermuda (TIRe) has been retroceded to SCOR. TIRe continues to provide reserve credit security for redundant reserves to AEGON USA’s ceding companies. AEGON maintains approximately half of the collateral requirements needed for reinsurance reserve financing. This obligation provides reserve credit security and will run-off over approximately 15 years.

Structuring the transaction as a reinsurance arrangement leaves AEGON exposed to a counter-party risk of SCOR not performing on the reinsurance contracts as the business matures. For such an event, certain levels of collateral related to the reinsured contracts have been placed in trust for AEGON’s benefit. SCOR is rated A2/A by Moody’s and Standard & Poor’s, both with positive outlooks.

The transaction is accounted for primarily as a reinsurance transaction between AEGON and SCOR. Certain fixed assets and certain investment assets are transferred with any related gain (loss) being recognized. As a result, the divestment has no significant impact on shareholders’ equity. Earnings on the business retained as well as amortization of the prepaid cost of reinsurance assets are reflected in the run-off businesses line in AEGON’s segment reporting.

The reinsurance business being retained by AEGON, which comprises primarily the variable annuity guarantee business, is substantially hedged for financial market risks and produces normalized results which are negligible. In addition, various administration, service and asset management contracts are part of the transaction. The combined result, consisting primarily of the amortization of the prepaid cost of reinsurance, is approximately USD 40 million before tax per annum initially. These costs are expected to trend down as the contracts mature. Transamerica Reinsurance realized underlying earnings before tax of USD 105 million in 2010.

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Disclaimers

Cautionary note regarding non-GAAP measures

This document includes non-GAAP financial measure: underlying earnings before tax. The reconciliation of underlying earnings before tax to the most comparable IFRS measure is provided in Note 3 “Segment information” of this report. AEGON believes that this non-GAAP measure, together with the IFRS information, provides a meaningful measure for the investment community to evaluate AEGON’s business relative to the businesses of our peers.

Local currencies and constant currency exchange rates

This document contains certain information about our results and financial condition in USD for the Americas and GBP for the United Kingdom, because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about us presented in EUR, which is the currency of our primary financial statements.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

¡	changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;
¡	changes in the performance of financial markets, including emerging markets, such as with regard to:
–	the frequency and severity of defaults by issuers in our fixed income investment portfolios; and
–	the effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;
¡	the frequency and severity of insured loss events;
¡	changes affecting mortality, morbidity, persistence and other factors that may impact the profitability of our insurance products;
¡	changes affecting interest rate levels and continuing low or rapidly changing interest rate levels; changes affecting currency exchange rates, in particular the EUR/USD and EUR/ GBP exchange rates;
¡	changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general
¡	increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;
¡	changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;
¡	regulatory changes relating to the insurance industry in the jurisdictions in which we operate;
¡	acts of God, acts of terrorism, acts of war and pandemics;
¡	changes in the policies of central banks and/or governments;
¡

lowering of one or more of our debt ratings issued by recognized rating organizations and the adverse impact such action may have on our ability to raise capital and on our liquidity and financial condition;

¡

lowering of one or more of insurer financial strength ratings of our insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability of its insurance subsidiaries and liquidity;

¡	the effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital we are required to maintain;
¡	litigation or regulatory action that could require us to pay significant damages or change the way we do business;
¡	customer responsiveness to both new products and distribution channels;
¡	competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;
¡

the impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including our ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

¡	our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.

Further details of potential risks and uncertainties affecting the company are described in the company’s filings with Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

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Corporate and shareholder information

Headquarters

AEGON N.V.

P.O. Box 85

2501 CB The Hague

The Netherlands

Telephone            + 31 (0) 70 344 32 10

www.aegon.com

Publication date figures in 2012

Friday, February 17, 2012	Results fourth quarter 2011

Thursday, May 10, 2012	Results first quarter 2012

Thursday, August 9, 2012	Results second quarter 2012

Thursday, November 8, 2012	Results third quarter 2012

Group Corporate Communications & Investor

Relations

Media relations

Telephone	+ 31 (0) 70 344 89 56

E-mail	gcc-ir@aegon.com

Investor relations

Telephone	+ 31 (0) 70 344 83 05

or	877 548 96 68 - toll free, USA only

E-mail	ir@aegon.com

AEGON’s Q3 2011 press release and Financial Supplement are available on www.aegon.com.

page 24	Local knowledge. Global power.	Unaudited

About AEGON

Throughout their working lives and into retirement, millions of people around the world rely on AEGON to help them secure their long-term financial futures.

As an international life insurance, pension and asset management company, AEGON has businesses in over twenty markets in the Americas, Europe and Asia. AEGON companies employ approximately 26,000 people and have some 40 million customers across the globe.

AEGON uses its strength and expertise to create added value for customers, shareholders, employees and the wider community. AEGON does this by encouraging innovation and by growing its businesses profitably and sustainably.

AEGON’s ambition is to be a leader in all its chosen markets by 2015.

Local knowledge. Global power.